**DJ HOLDINGS, LLC**
**STATEMENT OF MEMBERS' EQUITY "Unaudited"**
**DECEMBER 31, 2018**

| | Member Shares | Additional Paid-In-Capital | Retained Earnings | Accumulated Other Compreshensive Income | Treasury Stock | Total |
|---|---|---|---|---|---|---|
| BALANCE DECEMBER 31, 2017 | 35,100 | | (30,145) | | - | 4,955 |
| Net Income (Loss) for 2018 | | | (55,634) | | - | (55,634) |
| Member Shares Issued | 100,959 | | | | | 100,959 |
| Additional Paid-In-Capital | - | | - | | - | - |
| Treasury Stock | - | | - | | - | - |
| BALANCE DECEMBER 31, 2018 | 136,059 | - | (85,779) | - | - | 50,280 |

**DJ HOLDINGS, LLC**
**STATEMENT OF MEMBERS' EQUITY "Unaudited"**
**DECEMBER 31, 2019**

| | Member Shares | Additional Paid-In-Capital | Retained Earnings | Accumulated Other Compreshensive Income | Treasury Stock | Total |
|---|---|---|---|---|---|---|
| BALANCE DECEMBER 31, 2018 | 136,059 | | (85,779) | | - | 50,280 |
| Net Income (Loss) for 2019 | | | (48,417) | | - | (48,417) |
| Member Shares Issued | 57,052 | | | | | 57,052 |
| Additional Paid-In-Capital | - | | - | | - | - |
| Treasury Stock | - | | - | | - | - |
| BALANCE DECEMBER 31, 2019 | 193,111 | - | (134,196) | - | - | 58,915 |